Exhibit 1

Transactions in the Securities of the Issuer Since the Filing of Amendment No. 1

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

PHILOTIMO FUND, LP

Sale of Common Stock	(32,052)	10.2070	01/07/2025
Sale of Common Stock	(2,042)	9.8500	01/22/2025
Sale of Common Stock	(50,227)	9.8118	01/23/2025
Sale of Common Stock	(21,786)	9.5014	01/24/2025
Sale of Common Stock	(1,316,331)	9.6119	01/28/2025
Sale of Common Stock	(111,855)	9.5396	01/29/2025
Sale of Common Stock	(95,996)	9.5824	01/30/2025

KANEN WEALTH MANAGEMENT, LLC (through the Managed Accounts)

Sale of Common Stock	(500)	9.4450	01/17/2025

PHILOTIMO FOCUSED GROWTH & INCOME FUND

Sale of Common Stock	(243,547)	9.6119	01/28/2025
Sale of Common Stock	(86,119)	9.5396	01/29/2025
Sale of Common Stock	(73,909)	9.5824	01/30/2025